2603 Challenger Tech Court, Suite 100, Orlando, FL 32826

Phone: 407-382-4003 Fax: 407-382-4007

May 16, 2008

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 6010

Washington, DC 20549

Via Edgar Filing as correspondence

Dear Mr. James:

This letter is our response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of May 1, 2008, regarding the Staff’s review of the LightPath Technologies, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2007 (File No. 0-27548) (the “Filing”).

In response to your specific request (page 3 of your letter), in connection with this response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at 407-382-4003 x 305.

Sincerely,

/s/ Dorothy M Cipolla
Dorothy M. Cipolla
Chief Financial Officer

Response of LightPath Technologies, Inc.

to Staff comment letter of May 1, 2008

Note that in the body of this letter, from page 2 forward, the Staff’s points, called “Questions” herein, are included for convenience in review of our responses.

Form 10-K for the fiscal year ended June 30, 2007

Management’s Annual Report in Internal Control over Financial Reporting, page 35

Question 1. We note that you identified material weaknesses in your internal controls that resulted in “material adjustments” to your inventory and accrued liability accounts. Please describe to us in greater detail the nature of these “out of period” adjustments and indicate the periods effected. Your response should quantify the adjustment and clearly indicate the impact the adjustment had on the financial statements in the period in which the adjustment was made and the impact it would have had if made in the proper period. Please refer to SAB 108 and SFAS 143 in your response.

Response 1. This is the same issue referred to in Question 3 as it relates to inventory. Please refer to Response 3 below. The adjustment made in fourth quarter of 2007 for accrued liabilities are noted below. The P&L impact is presented.

		Quarterly Period that Adjustment Applies
	Q3	Fiscal 2006 Q4	Q1	Fiscal 2007 Q2	Q3	Q4	Total
Franchise taxes G&A impact	(5,540)	(8,292)	(8,292)	(8,292)	(8,292)	(8,292)	(47,000)

Accrued benefits
SG&A impact						(8,613)	(8,613)
CGS impact						(6,784)	(6,784)

Accrued inventory receipts CGS impact						(158,000)	(158,000)

Accrued payroll CGS impact						33,530	33,530

Impact	(5,540)	(8,292)	(8,292)	(8,292)	(8,292)	(148,159)	(186,867)

Impact as a % of gross margin	0%	0%	0%	0%	0%	234%
Impact as a % of net loss	0.5%	1.0%	1.8%	2.4%	1.6%	10.6%

Per SAB 108, we must consider the effects of these adjustments on prior periods and quantify such effects to determine whether they are material to prior quarters or fiscal years. As noted above, the impact on previous quarters was clearly immaterial to our quarterly financial statements, as it was not considered probable that the judgment of a reasonable person relying upon our report would have been changed or influenced by the correction of the item in prior periods.

Response of LightPath Technologies, Inc.

to Staff comment letter of May 1, 2008

We do not believe that FAS 143 applies to the above situation since the control deficiencies and related accounting adjustments do not relate to legal obligations associated with the retirement of tangible long-lived assets resulting from the acquisition, development or normal operation of the assets. Rather, they related to current liabilities such as franchise taxes, inventory purchases, accrued benefits and payroll expenses

Notes to Consolidated Financial Statements, page F-8

Note 2 Summary of Significant Accounting Policies, page F-8

Revenue, page F-9

Question 2. We note that you use the word generally when describing your revenue accounting policy. Please tell us and revise in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction your undertake, including those transactions you may not encounter frequently.

Response 2. We have two types of revenue. The first type of revenue is from the sale of products we manufacture. Revenue is recognized when products are shipped to the customer, provided that we have received a valid purchase order, the price is fixed, title has transferred, collection of the associated receivable is reasonably assured, and there are no remaining significant obligations.

The second type of revenue is from product development agreements. These agreements relate to projects that employ our optical engineering group to design the passive optic elements for clients’ systems. Revenue is recognized as services are performed in accordance with the terms of the agreements. Revenue may also be recognized under these agreements upon shipment of products (typically prototypes) to the customer. However, most of these agreements do not relate to the shipment of product; hence our use of the word, “generally,” in our disclosure. These projects are short-term in nature, usually two-four weeks duration.

In future filings all applicable revenue types will be presented.

Note 17, Fourth Quarter Adjustment, page F-21

Question 3. Please tell us more about the fourth quarter 2007 adjustment that you recorded to write-off obsolete inventory. We note that the adjustment related to a charge in fiscal 2006 that was incorrectly recorded back into inventory during the quarter ended September 30, 2006. Clearly indicate the impact the adjustment had on the financial statements in the period in which the adjustment was made and the impact it would have had on the financial statements if made in the proper period. Please refer to SAB 108 and SFAS 143 in your response.

Response 3. During our second quarter of 2006 an obsolete inventory item was written off. Prior to write off it had a value of $120,516 which had been properly reserved 100%

Response of LightPath Technologies, Inc.

to Staff comment letter of May 1, 2008

through the Company’s reserve for obsolete inventory account, as it was deemed to have no future use. However, the product remained physically on hand. We do not consider this to have any impact on our financial statements for our fiscal year 2006 as it was written off as of June 30, 2006.

During our second quarter of fiscal 2007 personnel responsible for managing the inventory inadvertently re-instated the value of this product into inventory, not aware that the product was considered to have no value. This error was caught during the second and third quarters of fiscal 2007 and the financial statements presented were correct. The correcting entry in the second and third quarters was a reversing journal entry so the amount was not physically removed from our inventory report but was shown as a reconciling item to remove the amount from our inventory general ledger account. However, this correcting entry was inadvertently missed during the fourth quarter of 2007.

During our financial statement audit for fiscal 2007, our auditors discovered this error because the amount was still included in our inventory report and in the inventory general ledger balance, which caused inventory to be overstated by $120,516 as of June 30, 2007. Accordingly, this amount was written off directly to cost of goods sold and was considered an audit adjustment. We do not consider this to have any impact on our quarterly or annual financial statements for fiscal year 2007 as it was properly written off as of the second and third quarters and fiscal year end June 30, 2007.

Note 17 in the 10K was incorrect as far as the period is concerned since it was discovered in the second quarter not the first quarter of 2007. Also, it was incorrect in the fact that the financials for each quarter were stated correctly, including the fourth quarter. Accordingly, Note 17 to our financial statements was not needed.

Per SAB 108, we must consider the effects of these adjustments on prior periods and quantify such effects to determine whether they are material to prior quarters or fiscal years. As noted above, we do not consider this amount to be a misstatement. In addition, these adjustments were not an accumulation of amounts over more than one reporting period, but rather were adjustments associated with single reporting periods.

We do not believe that FAS 143 applies to the above situation or to Question 1 above since the control deficiencies and related accounting adjustments do not relate to legal obligations associated with the retirement of tangible long-lived assets resulting from the acquisition, development or normal operation of the assets. Rather, they related to current assets for inventory.

Certifications

Question 4. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. For example, the certifying officer’s title should not follow their name in the first sentence.

Response of LightPath Technologies, Inc.

to Staff comment letter of May 1, 2008

Response 4. In future period filings with the Commission, we will remove the certifying officer’s title from the first sentence of Exhibits 31.1 and 31.2 and otherwise use the proper form of certification.